111 South Wacker Drive

Suite 4100

Chicago, IL 60606

Telephone: 312-443-0700

Fax: 312-443-0336

www.lockelord.com

Thomas V. Bohac

Direct Telephone: 312-443-0337

Direct Fax: 312-896-6075

tom.bohac@lockelord.com

May 24, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

Office of Disclosure Review

100 F Street NE

Washington, D.C. 20549

Attn: Ashley Vroman-Lee

Re:	ABL Longevity Growth and Income Fund f/k/a Abacus Equity Income Fund
Amendment No. 4 to Registration Statement on Form N-2
Filed December 12, 2023
Securities Act File No. 333-274405
Investment Fund Act File No. 811-23900

Dear Ashley Vroman-Lee:

On behalf of our client, ABL Longevity Growth and Income Fund f/k/a Abacus Equity Income Fund (the “Fund”), we are submitting the Fund’s (a) responses to the comments made by the staff of the Division of Investment Management: Disclosure Review Office (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received on April 8, 2024, with respect to the above-referenced Amendment No. 4 to the Registration Statement on Form N-2 and Statement of Additional Information (the “Registration Statement”) and (b) the responses submitted in our letter to the Staff on March 11, 2024 (the “Comment Response Letter”). Please advise if we have not accurately captured any oral comments delivered by the Staff.

Concurrently with the submission of this letter, the Fund is publicly filing Amendment No. 5 to the Registration Statement (the “Revised Registration Statement”). Capitalized terms used but not defined herein have the meanings ascribed thereto in the Revised Registration Statement. For the convenience of the Staff, we have reproduced the Staff’s comments below in bold and have followed each such comment with the Fund’s response thereto.

May 24, 2024

Legal Comments to Registration Statement

1.

Please identify which assets the Funds will obtain directly without the use of brokers and how that process will work. The SEC notes that there is separate disclosure stating that the Fund will obtain annuity contracts directly from issuers.

Regarding the acquisition of Longevity Assets, the Fund intends to purchase Annuity Contracts directly from insurers and Mortality Contracts from institutional portfolios. The Fund does not intend to purchase Mortality Contracts directly from insureds. The Fund intends to purchase Annuity Contracts that will produce cash flows expected to match the anticipated cash needs to pay insurance premium on the Fund’s portfolio of Mortality Contracts. The Fund may also purchase directly other cash management assets such as certificates of deposits.

2.	Please provide a list of brokers the Fund plans to use to acquire Longevity Assets.

The Fund will not use brokers to acquire fixed Longevity Assets and will use third party broker-dealers to acquire variable Longevity Assets.

3.	We note a discrepancy in the use of the term “ABL Technology” and “ABL Technologies” within the Registration Statement. Please conform.

The Fund has revised its disclosures throughout the Revised Registration Statement to use the term “ABL Technologies” in lieu of “ABL Technology”.

4.

On page 22 of the Registration Statement, please revise the following sentence for clarity: “In addition, the purchaser of such a Mortality Contract from a party that meets the additional licensure requirements of a particular state is generally not required to meet the additional licensure requirements in such state.”

The Fund has revised its disclosure on page 17 of the Revised Registration Statement to state, that if the purchaser of a Mortality Contract is appropriately licensed under applicable state life settlement laws, then the seller of such Mortality Contract does not need to be so licensed.

5.

Please revise the sentence: “In advance of this determination, the Fund is registering, and has filed this registration statement, as a registered “Investment Company” pursuant to the Company Act.” to replace “Company Act” with “Investment Company Act.”

The Fund has revised its disclosure on page 18 of the Revised Registration Statement to reference “Investment Company Act” and replace references to the “Company Act”.

6.

Please disclose how the Fund is defining “Related Person” and “Related Person Transaction.” For example, is a related person an “Affiliate” as defined under the 1940 Act? Please further explain how Board approval of Related Person Transactions complies with the 1940 Act, including Section 17(a) and 17(d), and the rules thereunder. If the Fund intends to rely on no-action relief, please explain.

Please see our response to Comment 54 relating to Section 17 issues.

May 24, 2024

7.	Please remove the following sentence under the heading “Quarterly Repurchase of Shares”:

There is no assurance that you will be able to tender your shares when or in the amount that you desire. Moreover, there is no assurance that the Fund will, in fact, conduct repurchase offers, whether quarterly or otherwise.

The Fund has deleted this sentence on pages 24 and 46 of the Revised Registration Statement.

8.	Please confirm all requirements of Rule 23c-3(b)(4) are met and disclosed. For example, add disclosure that investors are able to cancel or modify tenders before the request deadline.

Confirmed. The Fund notes that disclosures required under Rule 23c-3(b)(4) are included on page 46 of the Revised Registration Statement.

9.	Please revise the following sentence under the heading “Consequences of Repurchase Offers”:

“Shareholders have no rights to require the Fund repurchase their shares outside of the Quarterly Repurchase Offers and limited rights to transfer their shares, including limited rights of a shareholder’s descendants to transfer shares in the event of such shareholder’s death pursuant to certain conditions and restrictions.”

The SEC Notes that the shareholders do have certain rights such as the ability to cancel repurchase offers and requests that the Fund provide balanced disclosure here in compliance with Rule 25(c)(3).

The Fund has revised its disclosure on page 46 to note that, although shareholders do not have any rights to require that the Fund repurchase their shares outside of the Quarterly Repurchase Offers, shareholders have the right to cancel any repurchase requests prior to the Repurchase Request Deadline.

10.	With respect to the following sentence under the heading “Description of Capital Structure and Shares,”

“The Fund may file an application with the SEC to receive exemptive relief to issue multiple classes of shares and to impose asset-based distribution fees and early-withdrawal charges.”

May 24, 2024

Please include standard disclosure that there is no guarantee that an exemptive application will be issued.

The Fund has revised its disclosure on page 53 of the Revised Registration Statement to state that there is no guarantee that the SEC will issue relief pursuant to an exemptive application filed by the Fund.

11.	Please either delete or describe how the following sentence, on page A-3 of the Fund’s Statement of Additional Information, is appropriate:

“The Fund’s investment policies and restrictions apply only to investments made by the Fund directly (or any account consisting solely of the Fund’s assets) and do not apply to the activities and the transactions of any pooled investment vehicles in which the Fund may invest.”

The Fund has deleted the above sentence from pages A-3 and A-4 of the Fund’s Statement of Additional Information.

Valuation Comment Responses

12.	Please explain the Fund’s basis for stating in Response 1(a) that rule 2-5(a)(1) requires “the Fund” to periodically assess any material risks.

Rule 2a-5(a)(1) provides that the Fund is required to periodically assess any material risks associated with the determination of the fair value of fund investments (“valuation risks”), including any material conflicts of interest, and manage the identified valuation risks. To comply with Rule 2-5(a)(1), the Fund has engaged the Manager, and specifically the Manager’s accounting division as the Valuation Designee of the Fund, to conduct these periodic reviews which include evaluation of material conflicts of interest and managing any identified valuation risks. The Manager will provide quarterly and annual reports to the Board regarding the results of the Manager’s valuation risk assessments, as well as remedial actions taken to address any identified valuation risks.

13.

Please explain the basis for the Fund’s response in 1(a) that the Fund complies with rule 2a-5(1)(a) through a monthly review by the Manager “and ABL Technologies”... Same comment regarding Response 1(a) which states that “ABL Technologies conducts quarterly lookback where it reviews all policies sold...” Please supplementally explain if the Fund considers ABL Technologies to be a Valuation Designee of the Fund under rule 2a-5 in addition to the Manager. If not, please explain ABL Technologies’ role under rule 2a-5.

ABL Technologies does not serve as the Fund’s Valuation Designee. ABL Technologies is a service provider to Manager, which is the Fund’s Valuation Designee.

ABL Technologies maintains a repository of historical Longevity Asset transaction information that it has collected and provides tools to compare current proposed

May 24, 2024

transactions with historical transactions and pricing trends. Specifically, ABL Technologies dataset and tools assist the Valuation Designee to compare, for fair value purposes, pending transactions and portfolio assets against historical trading activity and current market trends. ABL Technologies’ dataset and tools assist our Valuation Designee to, among other things: (i) categorize of Longevity Assets by their respective insured’s characteristics other demographic data, and insurer qualifications, encompassing factors such as age, sex, life expectancy, and other criteria used by insurers to assess risk and eligibility for coverage, (ii) evaluate the price at which each Mortality Contract traded and its term in the life-cycle of the Mortality Contract, and (iii) estimate the profitability of Longevity Assets by reviewing time-valued premium against death benefits or sale prices. The Valuation Designee leverages ABL Technologies’ dataset for its historical information and its tools for predictive analytics. In addition to the inputs that the Valuation Designee culls from ABL Technologies, the Valuation Designee applies (i) its specific industry and market knowledge and experience, including current market data, macroeconomic factors affecting the Mortality Contract market as well as specific indications of interest to purchase Longevity Assets from the Fund and marketplace offers to sell to the Fund similar Longevity Assets, (ii) information from life expectancy providers such as Lapetus Solutions, and (iii) its views on general economic conditions such as future interest rate indications and the cost to purchase annuities to support Mortality Contract premium payments, that augment ABL Technologies’ inputs to determine fair value of each of the Fund’s Longevity Assets. In addition to Longevity Assets, the Manager as Valuation Designee also assigns fair value of the Fund’s other assets, which may include cash, cash equivalents, securities, and derivative products, to determine the fair value of the Fund’s aggregated assets.

ABL Technologies does not have any role under Rule 2a-5 other than as a service provider to the Manager that provides data and analytic tools to the Manager to assist the Manager to meet its obligations as the Fund’s Valuation Designee under Rule 2a-5 as described above.

14.

If the Fund considers ABL Technologies to be a Valuation Designee of the Fund, please explain to us how this role is consistent with rule 2a-5(e)(4). Does ABL Technologies bear a fiduciary duty to the Fund?

The Fund does not consider ABL Technologies to be a Valuation Designee of the Fund. Please see our response to Comment 13 above.

15.

Response 1(a) states that the Fund meets its requirement to periodically assess any material risks associated with the determination of fair value of Fund investments through a monthly review of the primary risks associated with the determination of fair value of the Fund’s investments. Rule 2a-5(a)(1) requires a periodic assessment of any material risks associated with the determination of fair value. Please explain to us why your monthly review is limited to “primary” risks. Does the term “primary risks” encompass all material risks?

In our Valuation Policy we used the word “primary” interchangeably with “material.” We confirm that the term “primary” risks encompasses all material risks associated with the determination of the fair value of the Fund’s investments in Longevity Assets, including the material risk of conflicts of interest. We have updated our Valuation Policy to use the word “material” rather than “primary”.

May 24, 2024

16.

Response 1(a) states that the primary risks associated with the determination of the fair value of the Fund’s investments includes the age of the insured, life expectancies, expected cash flows, risk adjusted return on capital and others. This appears to be a list of some characteristics of the Fund’s investments that may create valuation risk (e.g., if the insureds are very young, the payoff date may be very speculative). Recognizing that the Fund’s particular valuation risks depend on the facts and circumstances of the Fund’s investments; please tell us whether the Valuation Designee will consider other risks, including those from the non-exhaustive list of sources or types of valuation risk contained in the release adopting rule 2a-5. Release No. IC–34128 [86 FR 748, 752 (Jan. 6, 2021)].

While the primary (material) risks that the Manager, as Valuation Designee, considers are the specific-type risks relating to the age of the insured, demographics of the insured, life expectancy of the insured, gender of the insured, severity of health impairments of the insured, expected cash flows from the Mortality Contract related to the insured, and risk adjusted expected investment return from the Mortality Contract, the Valuation Designee will consider additional macro-type relevant risks with respect to the determination of fair value. These additional macro-type risks may include risks noted in the non-exhaustive list of sources or types of valuation risk contained in the release adopting Rule 2a-5, including (i) potential market or sector shocks or dislocations and other types of disruptions that may affect a Valuation Designees or third-party’s ability to operate, (ii) the extent to which the fair value methodology uses unobservable inputs, (iii) the proportion of the Fund’s investments that are fair valued as determined in good faith, (iv) the extent to which third-party service providers rely on their own service providers, and (v) any risks related to conflicts of interest within the Abacus Group. The Valuation Designee relies upon ABL Technologies’ dataset and tools and Lapetus Solutions’ reports to evaluate specific-type risks and it uses other sources including industry knowledge for macro-type risk evaluations.

We note, however, that because the Fund will invest primarily in Mortality Contracts which are “Level 3” assets under ASC 820, the Valuation Designee’s primary focus for the risks for the Valuation Methodology is on the specific aspects of each Mortality Contract. The Manager does not expressly list each risk that may be considered, as there likely will be variation in the risks considered depending on the Mortality Contract under consideration and the overall market at the time of review.

May 24, 2024

17.

Response 1(a) states that ABL Technologies “will analyze the risk and market inputs and report to the Manager and the Board with respect to any recommended changes”. Please further explain this process, including whether and how the Manager, as Valuation Designee, would be involved in analyzing the risk and market inputs identified by ABL Technologies. Further, please disclose whether the Manager independently analyzes risks and market inputs in its capacity as Valuation Designee or will rely on ABL Technologies’ report.

Please see our responses to Comments 13 and 16 above. The Manager will independently analyze market risks and data inputs as well as the information provided by ABL Technologies and Lapetus Solutions. The Manager leverages ABL Technologies’ dataset and predictive analytic tools, and the Lapetus Solutions reports, to supplement the Manager’s risk analysis. The Valuation Designee will synthesize the third-party information with its own market data to develop a fair value for the Longevity Assets owned by the Fund. The Valuation Designee will report its findings of fair value, risk assessment, and corrective actions, if any, to the Board at each quarterly meeting of the Board (or more often if appropriate).

18.

The last sentence of this response says, “The Independent Trustees of the Board will also periodically review any material conflicts of interest.” Will the Manager as Valuation Designee, and consistent with its fiduciary duty, consider and manage material conflicts of interest under rule 2a-5(a)(1), such as the apparent involvement of an affiliate of the Sponsor (which is an affiliate of the Manager) in the valuation process and the fact that the same affiliated entity is also used to determine the price at which assets are purchased and sold by the Fund? See 17 CFR 270.2a-5(b). For example, would ABL Technologies be inclined to value assets consistent with its purchase and sale recommendations? Would the Manager and ABL Technologies have an incentive to over value assets currently in the portfolio to make purchase decisions look better and to make more money since fees are based on assets under management? How would these apparent conflicts be managed and disclosed.

The Manager’s accounting division, as Valuation Designee of the Fund considers, but does not defer to ABL Technologies’ dataset and tools. The information derived from ABL Technologies’ inputs are part of the fair value analysis conducted by the Manager. The Fund’s Board will be responsible for reviewing the reports from the Manager, as Valuation Designee, and the Independent Trustees will review and affirm or reject, as appropriate, any valuation determinations.

Longevity Assets consist of two primary components: (i) Mortality Contracts and (ii) Annuity Contracts. The Fund expects that its initial portfolio will be weighted heavily toward fixed Mortality Contracts. Because of the inherent nature of each type of contract, Mortality Contracts generally appreciate over time. As the insured approaches maturity, the likelihood of the Mortality Contract paying out its death benefit proceeds increases, contributing to its growing value. Conversely, Annuity Contracts tend to reduce in value over time. Unlike Mortality Contracts, as the named insured approaches mortality, the more likely the payment stream from the Annuity Contract will end.

May 24, 2024

Under the NAV methodology, the fair value of the Fund’s Longevity Assets increases and decreases based upon the Valuation Designee’s determinations of their fair values. Therefore, the Fund’s share price in respect of sales and repurchases, increases or decreases based upon the Valuation Designee’s determination of fair value of the Fund’s aggregate assets. Sales of the Fund’s shares would suffer if fair value were not accurate because investors can quickly see if the Fund’s return on investment (“ROI”), which is a function of distributions vs. share price, does not support the share price. Investors would not invest in the Fund if its ROI were lower than other competitive products. To the extent that the Fund is unable to sell shares to investors, or experiences significant outflows of capital through quarterly redemptions, the Manager’s management fee would be reduced.

For AUM purposes, which drives the Manager’s compensation, the value of Longevity Assets will decrease with any reduction in their fair values. While the value of the Fund’s Longevity Assets can fluctuate, the value of the Fund’s Longevity Assets cannot rise above the purchase price. Therefore, increases in the fair value of the Fund’s assets (particularly Mortality Contracts) above the purchase price will not increase the Manager’s compensation.

The Manager, therefore, is not incentivized to increase the value of the Fund’s Longevity Assets to increase its management fees because the value of Longevity Assets for calculation of management fees are capped at the purchase price of each asset. The formula for calculating AUM is as follows:

Daily AUM shall be determined by multiplying 1.45% (annualized, e.g., 0.003972% per day or 0.00396175% per day for a 366-day year) by (1) the sum of (a) face value of any cash and cash equivalent assets, and (b) the lower of (x) the purchase price for a Longevity Asset or (y) the Manager’s current estimated value of the Longevity Asset (for instance, the estimated Residual Value of an Annuity Contract). “Residual value” means the amount determined by multiplying (i) an Annuity Contract’s annual distributions, by (ii) the estimated number of years remaining in the life expectancy of the annuitant. To the extent that the actual liquidation price of a Longevity Asset (upon the sale or maturity of a Longevity Asset) is either greater or lower than the estimated amount used to value the asset in (b) above for purposes of calculation of the management fee, the Manager shall either receive or refund a management fee differential payment equal to the difference between the amount used to calculate the management fee in (b) above by the actual liquidation value (in all cases, capped at the purchase price), multiplied by the number of days the asset was held multiplied by the management fee rate.

May 24, 2024

19.

Response 1(b) states that the Fund utilizes the ABL Technologies’ Valuation Methodology to provide a good faith fair value measurement. If the Fund does not consider ABL Technologies to be a Valuation Designee of the Fund under rule 2a-5, please explain how this complies with rule 2a-5.

As noted in our responses to Comments 13, 16, 17 and 18, the Manager utilizes ABL Technologies’ dataset and Valuation Methodology as part of the Manager’s analysis in preforming its good faith fair value determination for Longevity Assets. The ultimate decision making and responsibility for determining fair value for all of the Fund’s assets remains solely with the Manager, as Valuation Designee. However, the Independent Trustees will review and affirm or reject, as appropriate, any valuation determination.

20.

Response 1(c) states that ABL Technologies performs a quarterly look back review where it reviews all policies sold in a given quarter. If the Fund does not consider ABL Technologies to be a Valuation Designee of the fund under rule 2a-5, please explain how this complies with rule 2a-5.

The Manager’s quarterly look-back is an internal function used to validate the Manager’s prior predictive assumptions with respect to Longevity Assets. The results of the lookback are used to refine the Manager’s tools for future predictions and to identify any material risks in the Valuation Methodology. By looking back at the fair value designations that precipitated an action (e.g., buy, sell, or hold), the Manager can (i) evaluate the accuracy of its assumptions and predictions, (ii) identify any risks in the Valuation Methodology, and (iii) investigate and potentially refine the factors and determinations that led to a particular prior decision to enhance the Valuation Methodology going forward. While ABL Technologies provides the dataset and analytic tools utilized in the preparation of this look-back review, it is the Manager, as Valuation Designee, that would take any actions based upon this review and which is ultimately responsible for the look-back review.

21.

Does the look back cover only policies sold by the Fund or does it cover similar policies purchased and sold by other entities? If there is little or no transparency regarding purchases and sales by other entities, should that be considered a valuation risk? If only sales by the Fund at prices determined by ABL Technologies are considered in the look back, does that have the potential to create a misimpression regarding the accuracy of ABL Tech’s pricing mechanism (e.g., ABL Tech priced an asset at $100, and sold it at $100, meaning that ABL Tech is always 100% accurate)?

ABL Technologies’ historical data includes relevant data for all Longevity Assets purchased or sold by members of the Abacus Group. It does not include data for Longevity Assets purchased or sold by entities that are not affiliated with the Abacus Group. The Manager, however, maintains proprietary records of inchoate Longevity Asset negotiations with non-affiliates. As noted above, the Manager augments ABL Technologies’ dataset and tools with its own market experience, including experience data from the Longevity Asset trades that the Fund did not consummate, whether because it was outbid on a potential sale or failed to sell because it could not locate a purchaser at the desired price for a sale. So, while ABL Technologies’ database deals exclusively with the Abacus Group dataset, the Manager has a broader market view due to its market presence of making and receiving Longevity Asset transaction offers. The primary points of verification of the Manager’s valuation of the Longevity Assets (and the Fund’s assets as a whole) is validated by (i) its and the Abacus Group’s purchase and sales of the Longevity Assets, (ii)

May 24, 2024

realizations of the death benefit proceeds from Mortality Contracts upon a mortality event, and (iii) return on investment via the Fund’s earnings and distributions. Because ABL Technologies’ Valuation Methodology provides a fair value at a point in time, the impact of mortality events or receipt of additional information on the underlying insured could have an impact on the future value of a Longevity Asset that the Valuation Designee considers in its lookback analysis.

22.

Does the look back cover cases where the Fund was not able to sell a fair valued asset at the price it determined at the time it wanted and decided against making the sale? Are the assets purchased and sold with sufficient frequency and is a sufficient portion of the Fund’s assets and a sufficient representative type of assets sold to make the look back a valid way to test the pricing mechanism? Are there other methods available to test the pricing mechanism? Would the Valuation Designee consider utilizing such methods now or if they become available in the future?

As noted in our response to Comment 21 above, ABL Technologies’ historical data includes only executed purchases and sales of Longevity Assets consummated by Abacus Group members during the lookback period. It does not include instances where sales were not consummated. However, the Manager’s accounting division, as Valuation Designee, maintains and considers its proprietary information regarding inchoate transactions, which it considers in the fair valuation process. The Manager has considered alternative methods for testing fair valuation and the utility of the lookback review and has determined that this lookback analysis is the best review process currently available for Longevity Assets. To the extent that alternative or additional review methods become available in the future, the Manager would consider their relative benefits and implement an alternative or additional review method if appropriate.

23.	Response 1(d) states that the Fund’s CEO, CFO and head of ABL Technologies selected Lapetus Solutions as the primary life expectancy provider. Please explain how this complies with Rule 2a-5.

The Manager, in its role as the Fund’s Valuation Designee, has ratified the selection of Lapetus Solutions as the primary life expectancy provider to be used by the Fund.

In the Manager’s experience Lapetus Solutions has proven the most consistently reliable life expectancy provider. The Manager selected Lapetus Solutions as the Fund’s primary life expectancy provider because Lapetus Solutions’ dataset for life expectancy estimates best aligns with the Fund’s target audience, which includes the entire United States. In the Manager’s experience, other life expectancy providers’ datasets cover only specific geographies. The Fund may use other life expectancy providers either alone or in combination with Lapetus Solutions when the circumstances indicate that datasets of other life expectancy providers may add to the understanding and valuation of a particular Longevity Asset.

May 24, 2024

In addition to back testing results which the Manager believes have proved reliable, the Manager believes Lapetus Solutions’ life expectancy reports are more fulsome and reliable than other life expectancy provider’s life expectancy reports because Lapetus Solutions supplements each case with specific health impairments findings and factors prepared by its expert reviewing physicians who add enhanced information available to the Fund (for instance, if the underlying insured is elderly, a geriatric specialist may be engaged, whereas if the primary impairment is heart related, a cardiologist may be engaged for that particular Life Insurance Contract). As an industry leader, the Manager believes that Lapetus Solutions’ selections of expert reviewing physicians have been appropriate in its experience. As part of the Manager’s valuation procedures, it reviews the publicly available credentials of the expert reviewing physician to confirm that such person claims knowledge in the applicable field of medicine and the Manager also relies on the experience of Lapetus Solutions to select appropriately qualified expert reviewing physicians. Ultimately, the Fund believes that these factors lead in most cases to Lapetus Solutions, together with ABL Technologies’ proprietary Valuation Methodology and the Manager’s experience, to provide more consistently reliable life expectancy estimates, as compared to other publicly available resources, for most Mortality Contracts.

24.	Please disclose all officers of the Fund.

The current officers of the Fund are disclosed on page A-13 of the Revised Registration Statement.

25.

Response 1(e) states that the requirement for periodic reporting to the board under rule 2a-5(b)(1)(i) will be met through the monthly and quarterly reports discussed in Responses 1(a) through 1(d). Will the Board be receiving the same reports as the Manager? Will the Manager as Valuation Designee provide any additional information, gloss, or analysis on what ABL Technologies provides to the Manager? Will the Manger provide all other reports or materials requested by the board as required by rule 2a-5(b)(1)(i)(A)(1)?

The Fund notes that Release No. IC–34128 does not mandate any particular frequency with respect to this review. The Fund has determined that a monthly review by the Manager is best suited to meet the current market conditions in the Longevity Asset marketplace. To the extent that the overall environment changes, the Fund and Manager may conduct more frequent examinations. The Manager expects to deliver reports to the Board that synthesize its determination of fair value and include the information from ABL Technologies and Lapetus Solutions, and review and provide additional information and analysis that the Manager deems appropriate for the understanding of its reporting to the Board. The Manager will make available to the Board any supporting information requested by the Board that was used to develop the report presented the Board.

The Fund confirms that the Manager will provide copies of all other reports and materials requested by the Board as required by Rule 2a-5(b)(1)(i)(A)(1).

May 24, 2024

26.

Response 1(e) states that the Board will conduct an annual review in the fourth quarter of each year that will include certain specified items. Given what appears to be a relatively high level of valuation risk, will the Board consider doing anything else to assess the adequacy and effectiveness of the Valuation Designee’s process for determining the fair value of the designated portfolio of investments?

The Board has the right to, and we expect the Board will, ask for comparisons of valuation estimates as compared to actual results on a periodic basis. The Manager will provide these results as and when requested by the Board. The Board will test and, to the extent it deems appropriate, independently confirm the risk reports presented to it by the Chief Compliance Officer. The Board is empowered and required to take additional action as it deems to be in the best interest of the Fund and shareholders. Currently, the Board has determined that the annual review in the fourth quarter, together with periodic reporting from the Manager as Valuation Designee, adequately addresses the effectiveness of the Valuation Designee’s processes and enhances the Fund’s ability to achieve the fair valuation of its portfolio investments.

27.

Response 1(f) states that the agreement with the Manager will require that the Manager notify the board of matters that materially affect the fair value of the designated portfolio of investments, including a significant deficiency or material weakness in the design or effectiveness of the Valuation Designee’s fair value determination process. Will the Manager notify the Board of the relevant matters within the time frame specified in rule 2a-5 (including as determined by the board in accordance with rule 2a-5(b)(1)(ii))?

Rule 2a-5 requires the Valuation Designee to provide a written notification to the Board of the occurrence of matters that materially affect the fair value of the designated portfolio of investments within a time period determined by the Board, but in no event later than five business days after the Valuation Designee becomes aware of the material matter. The Fund confirms that the Manager will, and the Manager’s compliance manual requires the Manager to, notify the Board of all relevant matters within five business days after the Valuation Designee becomes aware of the material matter as specified in Rule 2a-5.

28.

Response 1(g) states that “ABL Tech employs multiple people in each of the above categories to facilitate transition should any key staff change.” Please specify to us the titles of the persons at the Valuation Designee that are ultimately responsible for determining the fair value of the designated investments and the particular functions for which they are responsible. In accordance with rule 2a-5(b)(2). Please also explain how fair value determinations will be segregated from the portfolio management of the Fund. In this regard, we note that the registration statement states that “the Manager will rely upon [ABL Tech] to value the Fund’s portfolio of Longevity Assets, as well as to assess whether and at what price to purchase Longevity Assets.” Does the portfolio manager simply follow directions from ABL Technologies? Please explain to us how this apparent conflict will be resolved.

The individuals at the Manager that are ultimately responsible for determining the fair value of the designated investments and their titles and functions are:

•	Frank Walden, Vice President of Accounting, who is responsible for the Fund’s accounting and reconciliation of the financial reports.

May 24, 2024

•	Armando Carera, Director, who is responsible for oversight of the Manager’s analytics team and valuation review.

•	Layne Gierke, Director – Portfolio Risk, who is responsible for oversight of the Manager’s actuarial risk pricing and valuation review.

•	Kevin David, Financial Analyst, who assists Mr. Carera and Ms. Gierke with analytics and valuation review.

Please see our response to Comment 13. While ABL Technologies’ data forms a significant part of the Valuation Designee’s inputs, ABL Technologies’ reports do not constitute the entirety of the fair valuation process for the Fund’s assets. ABL Technologies is a services provider which provides historical transaction data and valuation tools to the Manager who then applies that information along with its experience and market data to conduct a fair valuation review of the Fund’s assets.

With respect to the fair value determinations made by the Manager, the Manager confirms that the personnel employed in the fair valuation process for the Fund’s assets will be different personnel from (i) the Manager’s investment and portfolio management personnel, and (ii) the personnel at ABL Technologies who maintain the dataset and Longevity Asset valuation tools. In particular, we note that personnel of the Manager currently expected to participate in the fair value determination are Frank Walden, Armando Cabrera, Leyna Gierke, and Kevin David. None of these individuals will be engaged by ABL Technologies or otherwise provide investment or portfolio management services to the Fund.

29.

Response 3 states that the Fund will transact in the secondary market for life settlement transactions directly with the underlying insured. Please further explain how the Fund will identify and transact with the underlying individual insured.

The Fund does not intend to primarily engage in secondary market transactions (i.e., transactions with the original Mortality Contract holders). Instead, the Fund will engage primarily in tertiary Mortality Contract transactions; transactions to buy and sell Mortality Contracts from secondary or subsequent owners. To the extent that the Fund does purchase Mortality Contracts directly from the original Mortality Contract holders, it will engage unaffiliated life settlement originators to intermediate these transactions; the unaffiliated life settlement originators are required to be licensed under applicable state life settlement law to source policies on the secondary market. These unaffiliated life settlement originators will match the Fund with original Mortality Contract holders who are willing

May 24, 2024

to sell their Mortality Contracts. The Fund will then enter into a transaction with a life settlement provider whereby the life settlement provider (a) first purchases a Mortality Contract from a selling original Mortality Contract holder and (b) then resells the Mortality Contract to the Fund, whereupon the Fund becomes the owner and beneficiary of the Mortality Contract and the original Mortality Contract holder receives a lump sum amount from the life settlement provider. These transactions will be carried out in compliance with applicable state life settlement laws.

30.	The staff re-issues Comment 5 as the response does not address the question about fair value.

•

The Valuation Methodology states: “finally, ABL Tech applies the average historical trade spread to the Cost Basis of the current policy. This application gives an accurate and risk-adjusted valuation of the policy based on the risk profiles of over 1,000 previously traded policies.” Confirm what over what period have the 1,000 transactions taken place. What was the distribution of the 1,000 transactions (i.e., what percentage of the transactions have taken place in the last 12 months?). In its Comment Response Letter dated December 19, 2023 (Question 5, page 4), the Fund states, “The Fund notes that ABL Technologies incorporates both secondary market prices and the Abacus Group’s specific experience into its valuation policy and methodology. This currently includes, over 1,000 proprietary transactions completed within the prior five years.” How valid are transactions that took place five years ago for purposes of valuation today? In your response to the above question, please specifically address how you have met the requirements in 820-10-05-1C.

820-10-05-1C provides that “when a price for an identical asset or liability is not observable, a reporting entity measures fair value using another valuation technique that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs. Because fair value is a market-based measurement, it is measured using the assumptions that market participants would use when pricing the asset or liability, including assumptions about risk. As a result, a reporting entity’s intention to hold an asset or to settle or otherwise fulfill a liability is not relevant when measuring fair value.”

Abacus Group members complete on average over 200 Longevity Asset transactions per year which gives the Abacus Group substantial market information. The results of those transactions are recorded in ABL Technologies’ dataset. The Manager’s investment committee and accounting division, respectively, have access to ABL Technologies’ dataset and use of its tool to make investment decisions and fair value determinations. The Manager, as Valuation Designee, leverages ABL Technologies’ dataset and tools to find observable similar assets and market trends to compare with Fund assets as well as overall market movements. We note that the insurance industry, as compared to other industries such as crypto currencies, energy, and technology, is rather staid. Even as compared to banking, insurance is less volatile and less susceptible to interest rate pressures. Therefore, we believe that the Valuation Designee’s determination to reference a five-year rolling

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period of historical transaction is an appropriate measure to capture both observable inputs as well as valuation trends over time. The five year period allows the Valuation Designee to observe numerous comparable assets (and to hew out the few aberrational results) and to see trends that develop over longer periods that could be missed with a shorter or spot analysis. Our lookback studies have also fortified our belief that five years is an appropriate measure. The Valuation Designee has the flexibility to look at longer or shorter historical period if it determines that it can access more and more relevant observable inputs.

The Manager, as Valuation Designee, also (i) utilizes ABL Technologies’ tools to account for disparities in longevity of insureds in certain geographic regions as compared to other geographies, (ii) considers the impacts of external interest rate environments, or other macro-economic factors such as political and legal risks that could impact the market price of a Mortality Contract.

31.	It is unclear in Response 5 what is meant by “ensure market price valuation over time” and how this corresponds to ASC 820.

The Manager uses the expected present value technique – Method 2 to estimate the fair value of Mortality Contracts. The Manager estimates cash flows based on internally observable exit price (i.e., actual sale price of a Mortality Contract) data and risk adjusts the discount rate to incorporate market risk factors associated with Mortality Contracts (e.g., life expectancy) that market participants would use when pricing Mortality Contracts. The lookback process compares the valuation of a certain past period to exit prices in subsequent periods to validate the overall Valuation Methodology and assumptions (e.g., the value of a policy set in the third quarter of 2023 is compared to the sale price of the same policy after the third quarter of 2023).

32.	Regarding Response 5, please explain why the Fund uses a five-year look back period and how the Valuation Designee determined that this was an appropriate look-back period.

Please see our responses to Comment 13 and 30. The Manager believes a five-year lookback period allows it, in its role as Valuation Designee, to have sufficient data to evaluate observable inputs and smooth out any market or transaction spikes or aberrations. While market prices of Longevity Assets may vary over time, such as spreads compressing or expanding, the Manager believes the rolling five-year term allows it to take a wholistic experience view and to then apply relevant current trend data. In any “spot” period, there can be one or two big “wins” or “losses.” Without the long view, these aberrational results could skew our analysis. With the five-year lookback, the Manager can evaluate both the long-term trends as well as current market dynamics (while weeding out any aberrational events) which it then adjusts using its industry expertise.

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33.

Please provide your principal market analysis. It appears here that you are arguing that the market you purchased these investments in is different than your principal market, which would indicate that the transaction price is different than the fair value at entry. Please clarify if that is what you are saying, and if so, in your response, please address the below (820-10-35-5A). Please also clarify what market is your principal market.

•	820-10-35-5A

•

A reporting entity need not undertake an exhaustive search of all possible markets to identify the principal market or, in the absence of a principal market, the most advantageous market, but it shall take into account all information that is reasonably available. In the absence of evidence to the contrary, the market in which the reporting entity normally would enter into a transaction to sell the asset or to transfer the liability is presumed to be the principal market or, in the absence of a principal market, the most advantageous market.

The Manager’s fair valuation review is also based on its principal market for trading life settlement policies (referred to by market participants in the life settlement industry as the “tertiary market”), which is different from the market where original life insurance policy owners sell their life insurance policies for the first time (referred to as the “secondary market”). The tertiary market involves the exchange of life settlement policies between investors holding those assets for investment gain. An analogy of the life settlement markets to the general public securities market is as follows: (1) a company first issuing and selling shares through an initial public offering to the underwriters would be analogous to the life settlement secondary market and (2) investors trading these shares between each other on a secondary market would be analogous to the life settlement tertiary market. The tertiary market for life settlements is akin to over the counter securities trading without a market maker – tertiary market investors deal directly with each other without the assistance of an intermediary.

34.

Response 8 states that the Fund purchases Longevity Assets in the principal market from the underlying insureds, agents, or brokers, and sell the Longevity Assets in the most advantageous markets to institutional funds and insurance carriers. The underlying insureds, agents, or brokers do not have access to the more advantageous markets. Please further explain and disclose the market places where the Fund will purchase and sell Longevity Assets, including how those markets function, who the sellers/purchasers of the Longevity Assets are, and which intermediaries the Fund contemplates using in these market places.

The Fund will primarily engage in tertiary life settlement transactions (as defined above). To the extent that the Fund does engage in the secondary market for life settlement policies, it will utilize the services of unaffiliated life settlement originators that are licensed under applicable state life settlement law, to source policies on the secondary market for the Fund.

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The tertiary life settlements market involves the purchase and sale of Mortality Contracts directly between investors (i.e., not the original Mortality Contract holders). The Manager, through its industry experience, corresponds regularly with multiple unaffiliated parties in the life settlement industry who market Mortality Contracts for sale. As such, the Manager is able to regularly source willing parties to both buy and sell Mortality Contracts. The Manager also collaborates with issuing insurers who are “in the market” to repurchase their own outstanding Longevity Assets. The Manager intends to leverage these business relationships to facilitate Mortality Contract transactions for the Fund. We refer to these interactions with unaffiliated parties and insurer purchasers as our primary market.

35.

Response No. 8 states that “the transaction price is not the same as the fair value price and as such no calibration is necessary.” Please clarify this statement. Is your claim that the transaction price is different than initial fair value? If so, how is that accounted for on day 1? Also, if the transaction price is not fair value at initial recognition, then please elaborate how the use of the historical transaction data you cite in your responses and in your valuation memo is an appropriate indicator of fair value.

•

From your current policy memo: “This historic market data includes all of the transactions in the ABL Database (over 1000 data points) that covers a rolling five-year period, and as such reflects changes in the underlying risk-free rate over this period.”

•

And from your response to comment 8: “The Fund believes that the ABL Dataset encompassing the more than 1,000 transactions over the rolling five-year look back period) provides a strong base from which to derive the Discount Rate and is not aware of other market participants using different data for this determination.”

The Manager establishes fair value for each Mortality Contract using ABL Technologies’ Valuation Methodology and then the Fund tries to purchase the Mortality Contract at a price below the fair value so determined. The Mortality Contract is then marked to actual fair value during the next valuation cycle, which is at the end of the next day of ownership. Any discount to fair value that the Manager can attain for the Fund when it purchases a Mortality Contract recorded as an unrealized gain for the Fund. ASC 820 indicates that the transaction price (acquisition price) is not presumed to be fair value, as such we have day one gains or losses. As noted above in our response to Comment 18, this unrealized gain does not benefit the Manager because, for the asset management fee calculation, the value of the Mortality Contract is capped at the purchase price paid by the Fund for the Mortality Contract. However, the Manager does benefit because the more profitable the Fund becomes, the more likely it is to attract investors thereby increasing the Fund’s AUM.

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36.

Response 9 refers the staff to page 12 of the Revised Methodology to explain compliance with the requirements under rule 2a-5(b)(2). The individuals identified in the Revised Valuation Methodology are identified as financial analysts that work at ABL Technologies. If accurate, please confirm whether the personnel responsible for determining the fair value of designated investments under rule 2a-5(b)(2) will not be employed by the Manager, and that further, the individuals responsible for fair valuation at ABL Technologies do not have an accounting background.

We confirm that the ultimate decision on fair valuation of the Longevity Assets held by the Fund will be made by the Manager on behalf of the Fund, with oversight of the Board. The individuals noted in the Valuation Methodology provide the initial support for making this determination, which the Valuation Designee of the Manager then reviews and incorporates into its fair value determination. The Manager has appointed Frank Walden as its Vice President of Accounting. In this role, he is responsible for the Fund’s accounting and reconciliation of the financial reports. In addition, the Manager has hired Fie Xue and Elena Plesco, each of whom has significant background in asset the management industry, having served as strategic advisors to large and successful registered investment advisors across the country.

37.	Response 10 seems to indicate that the Fund’s principal market is the “insurance settlement market.” Is that the same market that is referenced in Response No. 8? Please reconcile.

We confirm that the life settlement market is a component part of the Mortality Contract market (i.e., the tertiary market which is the principal exit market) and the Manager expects the life settlement market to constitute the primary market in which the Fund transacts Mortality Contracts. As noted above, the Fund expects to acquire Annuity Contracts directly from insurance carriers. The Fund may, but is not required, to sell the related Annuity Contract along with a Mortality Contract to another Mortality Contract purchaser such as another investor or the issuing insurer.

38.

Response 11 states “the range of policy values in the Fund impact such observable exit prices and other inputs, which are reflected in the valuation of the individual policy. This is consistent with expected present value techniques described in ASC 820-10-55-13 and 55-16 (Expected Present Value Technique - Method).” On the first item, please clarify what this means, and please provide specific citations to ASC 820 of relevance. On the second item, please demonstrate how the approach you’re describing is consistent with “Method 2”.

ASC 820-10-55-16 states: “Method 2 of the expected present value technique adjusts for systematic (that is, market) risk by applying a risk premium to the risk-free interest rate. Accordingly, the expected cash flows are discounted at a rate that corresponds to an expected rate associated with probability-weighted cash flows (that is, an expected rate of return). Models used for pricing risky assets, such as the capital asset pricing model, can be used to estimate the expected rate of return. Because the discount rate used in the discount rate adjustment technique is a rate of return relating to conditional cash flows, it is likely to be higher than the discount rate used in Method 2 of the expected present value technique, which is an expected rate of return relating to expected or probability-weighted cash flows.”

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In the Valuation Methodology utilized by the Manager, these common observable inputs that influence the risk premium are age, sex, life expectancy, life expectancy extension ratio, mortality probability, breakeven probability, and the risk-adjusted return on capital.

39.

Response 12 states that ABL Technologies considers the calculated fair value and compares it to the actual value received for sold policies which would be the market value of such policies. Please confirm that this analysis is done on a policy by policy basis (i.e. comparing Policy A fair value to amount received for policy A; policy B to B; etc.) and that the 2% is applied on the individual policy basis. Please also provide rationale on the 2% explaining the basis for this being deemed material. Please also clarify when in 2023 this process was started (what month), and please explain whether you believe you might adjust the 2% in the future, and if so, what could cause a decision to change the 2%.

The 2% referenced above is an analysis of the internal rate of return used in the valuation currently performed at the public company Abacus Life, Inc., the ultimate parent of the Sponsor, and disclosed in the footnotes to Abacus Life, Inc.’s financial statements. When analyzing the total portfolio, the Manager looks at the impact of a +/- 2% fluctuation in the internal rate of return. The 2% fluctuation in the internal rate of return typically represents an 8-9% impact to overall fair value based on the difference between purchase price and estimated exit price. The Manager confirms that this analysis will also be performed on a Mortality Contract-by-Mortality Contract basis for the Fund. While the Manager does not anticipate changing the 2% significantly, it can adjust this rate in the future as necessary, with the primary cause of any future change being a material change in actual value received for Mortality Contracts as disposition vs. determined fair value of such Mortality Contract.

40.

Response No. 12 indicates that Management and the Board will periodically review the reasonableness of the methodology. Please define what the cadence is here specifically (i.e., monthly? quarterly? annually? etc.) and clarify how it complies with rule 2a-5.

The Board will review the valuation risk and other risks confronting the Fund at its quarterly board meetings or more often if deemed appropriate, and take additional action as it deems to be in the best interest of the Fund and shareholders. Currently, the Board has determined that the annual review in the fourth quarter, together with its quarterly review of Management reporting will adequately address the effectiveness of the Valuation Designee’s processes. We note that in Release No. IC-34128 the SEC indicated that the Board would have latitude to determine the frequency of reviews for the particular Fund.

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41.

Response No. 16 states that the Fund expects to report policies aggregated by life expectancy ranges. Please explain how the Fund’s disclosure policy to report policies aggregated by life expectancy ranges and corresponding count of policies, face value and fair value meets the requirements of Regulation S-X 12-12 and 12-13D.

The Fund’s disclosure policy is centered on utilizing life expectancy as the estimated contract duration, fair value and face value, enabling investors to assess the diversification, duration, and value of the underlying assets. These are the only reportable attributes of the Mortality Contracts. Since the Mortality Contracts that the Fund will be invested in are Level 3 financial reporting assets without a CUSIP, from a financial reporting perspective, each Mortality Contract will have unique characteristics and we believe that disclosing the policies by life expectancy ranges and fair value provides investors with the best information for future performance. The Fund’s disclosure policy will be consistent with the requirements of Regulation S-X 12-12 and 12-13D, including as reproduced below:

17 C.F.R. § 210.12-13D

§ 210.12-13D Investments other than those presented in §§ 210.12-12,

12-12A, 12-12B, 12-13, 12-13A, 12-13B, and 12-13C.

Effective: January 17, 2017

[For management investment companies only]

Col. A	Col. B	Col. C
Description 1 2 3	Balance held at close of period —quantity 4 5	Value of each item at close of period. 6 7 8 9

Footnotes

1.	Each investment where any portion of the description differs shall be listed separately.

2.	Categorize the schedule by (i) the type of investment (such as real estate, commodities, and so forth); and, as applicable, (ii) the related industry, country, or geographic region of the investment.

3.

Description should include information sufficient for a user of financial information to understand the nature and terms of the investment, which may include, among other things, reference security, asset or index, currency, geographic location, payment terms, payment rates, call or put feature, exercise price, expiration date, and counterparty for non-exchange-traded investments.

4.	If practicable, indicate the quantity or measure in appropriate units.

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5.	Indicate by an appropriate symbol each investment which is non-income producing.

6.	Indicate by an appropriate symbol each investment which cannot be sold because of restrictions or conditions applicable to the investment.

7.	Indicate by an appropriate symbol each investment whose value was determined using significant unobservable inputs.

8.

Indicate by an appropriate symbol investment subject to option. State in a footnote: (a) The quantity subject to option, (b) nature of option contract, (c) option price, and (d) dates within which options may be exercised.

9.	Column C shall be totaled and shall agree with the correlative amount shown on the related balance sheet.

17 C.F.R. § 210.12-12

§ 210.12-12 Investments in securities of unaffiliated issuers.

Effective: January 17, 2017

[For management investment companies only]

Col. A	Col. B	Col. C
Name of issuer and title of issue 1 2 3 4	Balance held at close of period. Number of shares —principal amount of bonds and notes [7]	Value of each item at close of period.5 6 8 9 10

Footnotes

1.

Each issue shall be listed separately: Provided, however, that an amount not exceeding five percent of the total of Column C may be listed in one amount as “Miscellaneous securities,” provided the securities so listed are not restricted, have been held for not more than one year prior to the date of the related balance sheet, and have not previously been reported by name to the shareholders of the person for which the schedule is filed or to any exchange, or set forth in any registration statement, application, or annual report or otherwise made available to the public. If any securities are listed as “Miscellaneous securities,” briefly explain in a footnote what the term represents.

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2.

Categorize the schedule by (i) the type of investment (such as common stocks, preferred stocks, convertible securities, fixed income securities, government securities, options purchased, warrants, loan participations and assignments, commercial paper, bankers’ acceptances, certificates of deposit, short-term securities, repurchase agreements, other investment companies, and so forth); and (ii) the related industry, country, or geographic region of the investment. Short-term debt instruments (i.e., debt instruments whose maturities or expiration dates at the time of acquisition are one year or less) of the same issuer may be aggregated, in which case the range of interest rates and maturity dates shall be indicated. For issuers of periodic payment plan certificates and unit investment trusts, list separately: (i) Trust shares in trusts created or serviced by the depositor or sponsor of this trust; (ii) trust shares in other trusts; and (iii) securities of other investment companies. Restricted securities shall not be combined with unrestricted securities of the same issuer. Repurchase agreements shall be stated separately showing for each the name of the party or parties to the agreement, the date of the agreement, the total amount to be received upon repurchase, the repurchase date and description of securities subject to the repurchase agreements.

3.

For options purchased, all information required by § 210.12-13 for options contracts written should be shown. Options on underlying investments where the underlying investment would otherwise be presented in accordance with §§ 210.12-12, 12-13A, 12-13B, 12-13C, or 12-13D should include the description of the underlying investment as would be required by §§ 210.12-12, 12-13A, 12-13B, 12-13C, or 12-13D as part of the description of the option.

4.

Indicate the interest rate or preferential dividend rate and maturity date, as applicable, for preferred stocks, convertible securities, fixed income securities, government securities, loan participations and assignments, commercial paper, bankers’ acceptances, certificates of deposit, short-term securities, repurchase agreements, or other instruments with a stated rate of income. For variable rate securities, indicate a description of the reference rate and spread and: (1) The end of period interest rate or (2) disclose the end of period reference rate for each reference rate described in the Schedule in a note to the Schedule. For securities with payment in kind income, disclose the rate paid in kind.

5.

The subtotals for each category of investments, subdivided both by type of investment and industry, country or geographic region, shall be shown together with their percentage value compared to net assets. (§§ 210.6-04.19 or 210.6-05.4.)

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6.	Column C shall be totaled. The total of Column C shall agree with the correlative amounts shown on the related balance sheet.

7.

Indicate by an appropriate symbol each issue of securities which is non-income producing. Evidences of indebtedness and preferred shares may be deemed to be income producing if, on the respective last interest payment date or date for the declaration of dividends prior to the date of the related balance sheet, there was only a partial payment of interest or a declaration of only a partial amount of the dividends payable; in such case, however, each such issue shall be indicated by an appropriate symbol referring to a note to the effect that, on the last interest or dividend date, only partial interest was paid or partial dividends declared. If, on such respective last interest or dividend date, no interest was paid or no cash or in kind dividends declared, the issue shall not be deemed to be income producing. Common shares shall not be deemed to be income producing unless, during the last year preceding the date of the related balance sheet, there was at least one dividend paid upon such common shares.

8.

Indicate by an appropriate symbol each issue of restricted securities. State the following in a footnote: (a) As to each such issue: (1) Acquisition date, (2) carrying value per unit of investment at date of related balance sheet, e.g., a percentage of current market value of unrestricted securities of the same issuer, etc., and (3) the cost of such securities; (b) as to each issue acquired during the year preceding the date of the related balance sheet, the carrying value per unit of investment of unrestricted securities of the same issuer at: (1) The day the purchase price was agreed to; and (2) the thy on which an enforceable right to acquire such securities was obtained; and (c) the aggregate value of all restricted securities and the percentage which the aggregate value bears to net assets.

9.	Indicate by an appropriate symbol each issue of securities whose value was determined using significant unobservable inputs.

Indicate by an appropriate symbol each issue of securities held in connection with open put or call option contracts, loans for short sales, or where any portion of the issue is on loan.

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42.	The staff reissues Comments 17, 18, 19, and 20 as the responses provided were non-responsive (i.e., Response No. 15 does not address the issues identified in Comments 17, 18, 19, and 20).

Comment 17: The Fund notes that there is no impact on its ability to calibrate because each policy is priced independently. Above you state “if our estimated value, which includes reference to NPV and ETL99, is greater than the actual price, we may purchase the asset.” When it comes to a group of assets being purchased in a single transaction, please elaborate on this potential discrepancy between your estimated value and the ultimate transaction price. Please confirm whether the actual price (i.e., the transaction price) is what is recorded as initial fair value. If so, how do you allocate the transaction price to the policies when the sum of your “estimated value” for each policy differs from the ultimate transaction price of the portfolio. In your response, please address the requirements included in 820-10-30-3A. Also, if transaction price is fair value at initial recognition, please explain how you calibrate your model to the transaction price as required by 820-10-35-24C, and describe how this process works at the individual policy level given the transaction price appears to be for the entire portfolio.

When purchasing a group or pool of Longevity Assets, the Manager will determine the individual value of each Mortality Contract independently. The Manager will exclude from the purchase any Longevity Assets that it would not purchase on a stand-alone basis. On purchase, each Mortality Contract will be “booked” at the individual Mortality Contract purchase price. Every business day (subject of course to an intervening event such as a sale or death benefit payment), Mortality Contracts will be re-valued to fair value and remarked up, down or flat for purposes of NAV and AUM (but with respect to AUM, Mortality Contracts will never be marked above the purchase price of such Morality Contract).

Comment 18: The Manager calibrates the valuation and discount rate each business day as transactions in Mortality Contracts are completed. Please elaborate on this process. Please also address how your process meets the requirements of 820-10-35-24C.

The Manager prices each Mortality Contact at the end of each business day using ABL Technologies’ Valuation Methodology. The underlying Mortality Contract is priced based on the daily movement of such Mortality Contract. As stated above in Response numbers 30, 31, and 38 this process is in accordance with 820 and is based on any new exit prices that would affect the expected cash flow calculation.

Comment 19: The group score is calibrated by each individual policy not as a group. The resulting market rate is simply the mean of each individual contract value. Please elaborate on this process. Please also address how your process meets the requirements of 820-10-35-24C.

The transaction price is not the same as the fair value price (estimated exit price) as described in 820-10-35-24C. The Manager’s model uses actual observable exit prices involving Mortality Contracts with identical or comparable data inputs.

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Comment 20: The group score is calibrated by each individual policy not as a group. The resulting market rate is simply the mean of each individual contract value. Please clarify what is meant by this statement. In your methodology, you state “The historical market data, which includes our proprietary historical risk adjusted market experience, reflects discount rates for the sold policies with similar risk factors that are divided into each risk score level.” Is this saying that there are a finite number of discount rates that are utilized for a given policy valuation based on risk score? If so, please describe in greater detail how this is consistent your unit of account determination that the individual policy is the asset being valued.

Each Mortality Contract is individually priced based on its observable risk parameters that the Valuation Designee uses to adjust the fair value to account for policy risks that market participants use to value life settlement policies.

43.

Please elaborate and respond in detail to comment 21 as the response is somewhat non-responsive. Also, as you highlighted in ASC 820-10-35-54A, please clarify how you take into account information that is “reasonably available.”

ASC 820-20-35-54A states that “A reporting entity shall develop unobservable inputs using the best information available in the circumstances, which might include the reporting entity’s own data”. The Manager uses internal data to determine the risk associated with each Mortality Contract. That data includes age of the insured, sex of the insured, life expectancy of the insured, life expectancy extension ratio, mortality probability, breakeven probability, and the risk-adjusted return on capital. Other market participants would be able to calculate similar risk factors when having the underwriting data which would include life expectancy estimates, age of the insured, sex of the insured, and general health of the insured, among other risk inputs. The Manager also evaluates unobservable inputs such as impacts on the market from interest rate changes, global political activities that could impact supply chains, interest rates, and commodities prices that could impact investors’ liquidity and appetites for investment such as the Fund’s shares.

44.	The staff re-issues Comment No. 22 as the response refers to Comment Response No. 11, which does not address the questions in Comment No. 22.

Comment 22: In your prior response letter you state “the underlying risk score group and trade spread is based on each individual contract which aligns with ASC 820.” Please elaborate on this statement. It seems that you are applying 1 of 5 possible spreads (ranging from 8% - 27%) based on the table in your valuation methodology. Is that the case? If so, please describe in detail how this process is consistent w/ 820 concept of unit of account and site specifically what sections in 820 that support this process.

The risk score is not the output – it is the input for the final outcome of each Mortality Contract’s calculated discount rate. Instead, the final projected internal rate of return is the figure which is relevant to ASC 820. Mortality Contracts are similar to other assets such as mortgage loans traded in the mortgage securitization market. For example, when mortgages are sold by financial institutions, in most cases they sell mortgage pools with

May 24, 2024

certain risk characteristics (e.g., mortgages that were current, with a maturity of less than 5 years, and where the debtor has an average FICO score of 650 or better). Life settlement policies are risk profiled based on certain risk criteria that are similar across multiple policies (e.g., longevity estimates, age, sex, and other data inputs such as the quality of the issuer and the likelihood that the insurer will raise premium).

45.	The staff re-issues the following question from Comment 1: [h]ow does the Valuation Policy factor in the Cost of Insurance charges and the potential for the future COI increases?

The Fund’s February 2nd response says it assigns a rating to the carrier based upon the carrier’s AM Best rating. However, in the staff’s opinion, it does not address how the cost of insurance is factored into the valuation policy, given that each insurance company determines COI differently based on various factors. Alternatively, if the Fund makes no specific estimation for COI for each insurance contract, please include this as a specific, individual risk factor with its own sub-heading.

ABL Technologies’ Valuation Methodology utilized by the Manager provides that the Manager uses the AM Best Company rating of the applicable insurance carrier at the time a Mortality Contract is purchased to address the likelihood of cost of insurance increases over the Fund’s predicted holding period of such Mortality Contract. While each life insurance carrier may determine its cost of insurance differently based on its own proprietary calculations and the limitations under the contractual terms of a Mortality Contract on its ability to effect a cost of insurance increase, in the Manager’s experience, insurers with lower AM Best Company ratings are more likely to seek to increase premium through a cost of insurance increase. Additionally, because the Abacus Group sees a variety of policies from a variety of insurers, it has the ability to (i) review the insurer’s rights to increase premium, (ii) review the insurer’s past practices regarding premium increases and (iii) estimate when a particular policy is underpriced and likely to be repriced. Therefore, the Manager believes that AM Best Company ratings serve as an effective proxy for the probability of any increase in cost of insurance during the period over which the Fund expects to hold a given Mortality Contract.

We note that the Manager does not value Mortality Contracts based on their potential cost of insurance increases. There is no COI for annuities. Please see page 28 of the Revised Registration Statement for additional risk factors related to cost of insurance.

46.	Response 2.b discusses how the Fund reviews trends in pricing and realizations to provide “internal weighting.”

a)	Please provide additional disclosure to explain the “internal weighting” system.

b)	How are these “internal weightings” derived?

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c)	How do these unobservable inputs compare to factors that other market participants utilize to value life insurance contracts?

d)	In addition, where is the “internal weighting system” documented in the ABL Technologies Valuation Methodology dated February 2, 2024?

The Valuation Methodology uses inputs that we believe market participants in the life settlement market would use to assess risk and perform independent valuations to determine fair value. The common inputs are age, sex, life expectancy, life expectancy extension ratio, mortality probability, breakeven probability, and the risk-adjusted return on capital. The Fund uses these six factors to determine the overall risk profile of the life settlement contract and are equally weighted to arrive at the risk score table illustrated in the “Risk Adjusted Market Valuation” section (page 5) of ABL Technologies’ Valuation Methodology dated February 2, 2024. The risk score calculated is produced on a scale of 1 to 5 with 1 being the least risky, or most attractive, investment and 5 being the most risky, or least attractive, investment. For example, a younger person and a lower life expectancy would produce a higher risk for each of these inputs. Although our “internal weighting system” is not specifically defined in the provided Valuation Methodology, it underlies the overall process. We are not privy to the exact usage of unobservable input factors that other market participants utilize to value life insurance contracts.

47.

Please provide additional disclosure about the “internal testing” procedures and results for periods presented in the financial statements. In addition, where are the “internal testing” procedures documented in the ABL Technologies Valuation Methodology dated February 2, 2024?

The testing process and presentation of results to the Board are summarized on page 3 of the Valuation Methodology. The testing process is a hindsight analysis to test the appropriateness of our valuation process by comparing our most recent fair value estimates to actual sale prices (i.e., exit prices). This assessment is performed against the most recent valuation. Our inputs are Level 3 inputs and any material variances are reviewed by the Board.

48.

In the Form S-1 recently filed by Abacus Life, Inc., on page 96, Abacus discloses the following: “Velocity (Lapetus Life Event Solutions, AgingIQ and BlockCerts)—key partnerships and tools that complement and enhance our core analytics platforms. a. Lapetus Life Event Solutions— partnership between Abacus and Lapetus Solutions, Inc. to build and develop current life expectancy tables based on our 18 years of data. This information includes tens of thousands of unique datapoints, aiding more accurate predictions of mortality experience related to several demographics including age, income and location.”

a)

Please confirm whether there is an affiliate relationship between Abacus Life, Inc., ABL Technologies, the Fund, and or Lapetus Solutions. If not, please disclose the nature of the “partnership” between the entities, and potential or

May 24, 2024

existing conflicts of interest, especially given the sole reliance upon Lapetus Solutions for LE estimates. If Lapetus Life Event Solutions is an affiliate of the Manager, please disclose. Please also disclose prominently that there could be a potential conflict of interest between Lapetus and other life expectancy providers (disclosure currently says “In the event that the Manager receives more than one life expectancy (“LE”) estimate from different LE providers that are materially inconsistent, it will generally defer to the LE provided by Lapetus Solutions.”)

Lapetus Solutions is not an affiliate of the Manager or any other Abacus Group member. It is a common industry practice to use a single life expectance provider with respect to the valuation of a Mortality Contract. This way, the Manager can observe changes from report to report (e.g., an apples to apples comparison), and question why the changes occurred. If the Manager were to utilize Mortality Contracts from multiple life expectance providers, the year-over-year reporting may not be comparable.

As to why Lapetus Solutions, in the Manager’s experience, Lapetus Solutions has proven the most consistently reliable life expectance provider. The Manager selected Lapetus Solutions as the Fund’s primary life expectance provider because its dataset for life expectancy estimates best aligns with the Fund’s target audience which includes the entire United States; whereas other life expectancy providers’ datasets cover only specific geographies. The Fund may use other life expectancy providers alone or in combination with Lapetus Solutions when the Manager determines that the circumstances indicate that those datasets may add to the understanding and valuation of a particular contract.

In addition, the Manager believes the Lapetus Solutions life expectancy reports are more reliable than other life expectancy providers’ life expectancy reports because Lapetus Solutions supplements each case with statements of specific health impairments findings and factors prepared by expert reviewing physicians that add enhanced information available to the Fund (for instance, if the underlying insured is elderly a geriatric specialist may be engaged, whereas if the primary impairment is heart related, a cardiologist may be engaged for that particular Life Insurance Contract). As an industry leader, the Manager believes that Lapetus Solutions’ selections of expert reviewing physicians have been appropriate in its experience. As part of the Manager’s valuation procedures, it reviews the publicly available credentials of the expert reviewing physician to confirm that such person claims knowledge in the applicable field of medicine and the Manager also relies on the reputation of Lapetus Solutions to select appropriately qualified expert reviewing physicians. Ultimately, the Fund believes that these factors lead in most cases to Lapetus Solutions, together with ABL Technologies’ proprietary Valuation Methodology, to provide more consistently reliable life expectancy estimates, as compared to other publicly available resources, for most Mortality Contracts.

The reference to “partnership” in the Form S-1 recently filed by Abacus Life, Inc., on page 96, is a loose reference to the two firms’ working relationship. There is no joint venture or other relationship between or among the Abacus Group members and Lapetus Solutions other than the fact that each Abacus Group member pays Lapetus Solutions for the services that Lapetus Solutions renders to the specific entity.

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49.

Response 4 states the following: “As part of our valuation procedures, we review the publicly available credentials of the expert reviewing physician to confirm that such person claims knowledge in the applicable field of medicine and we also rely on the reputation of Lapetus Solutions to select appropriately qualified expert reviewing physicians.” Please include this valuation procedure in the disclosure regarding the selection of Lapetus Solutions as LE provider. In addition, why is this procedure not documented in the ABL Technologies Valuation Methodology dated February 2, 2024?

While the Manager preforms a review to confirm that the publicly available credentials of the expert reviewing physician selected by Lapetus Solutions conform to the information provided by Lapetus Solutions, the Manager does not take part in the selection the reviewing physician. Lapetus Solutions, as a life expectancy provider, is responsible for engaging the reviewing physician and assigning the best suited reviewing physician to the relevant Longevity Asset. The Manager’s review is meant to serve as a high level confirmation that the assigned physician reviewer is from the appropriate discipline, thereby serving as a validation of Lapetus Solutions’ process. Because the Manager is not actively involved in selecting the reviewing physician, this confirmatory review is not included in ABL Technologies’ Valuation Methodologies.

50.	Consistent with the Fund’s responses in other sections, please disclose in the registration statement that only one LE provider is used for all contracts.

The Fund has added further disclosure on page 42 of the Revised Registration Statement where we have added the following regarding the use of only a single life expectancy provider for each Mortality Contract:

“Consistent with standard practice in the life settlement market, the Manager will typically engage a single life expectancy provider with respect to any given Mortality Contract.”

51.

Response 21 states that “[t]he Manager’s investment committee determines on a case-by-case basis, using its market experience and knowledge, the relative weighting of historical transaction data and predictive results.” Does the Fund, the Fund’s Board, or the Adviser have a “Valuation Committee”? If so, please provide additional disclosure as to why the Fund’s Investment Committee, and not the Fund’s Valuation Committee, makes this determination. If no separate “Valuation Committee” exists, then please provide disclosure as to why the Fund’s “Valuation Designee”, ABL Wealth Advisors, LLC (“ABL Wealth”) is not responsible for this case-by-case determination as a separation of duty.

As discussed above, certain members of the Manager serve as the Fund’s Valuation Designee. The Valuation Designee is responsible for determining the fair value of the Fund’s assets.

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52.

Please reorganize and consolidate the disclosure regarding valuation risks. For example, please consider identifying valuation as an overall risk, with sub-headings identifying specific valuation risks.

The Fund has added further disclosure on page 10 of the Revised Registration Statement under the heading “Valuation Risks.”

53.

Please add the following to the valuation risk disclosure section as separate valuation risks: (1) the Fund does not make specific estimations for the cost of insurance for each insurance contract; (2) the Fund relies solely on one life expectancy service provider and life expectancy is one of the most critical factors for accurate valuation; (3) the Fund derives the fair market yield to discount the net cash flows of each insurance contract from the Fund’s affiliate’s database of over 1,000 undisclosed trades that the Fund’s affiliate executed itself, (4) the specific risks relating to valuation for Longevity Assets as compared to other asset classes.; (4) given the Fund’s use of various affiliated entities to provide services to the Fund (including with respect to valuation of assets and Longevity Asset servicing), please provide more detailed risk disclosure regarding the Manager’s conflicts of interest (and as one example, provide conflicts disclosure about the Manager’s incentive to potentially churn the portfolio).

The Fund has added further disclosure on pages 29-35 of the Revised Registration Statement where the valuation risks have been revised as noted above. The Manager notes that it will not engage any affiliate for brokerage services, as noted in Response 2 above.

54.	Please remove disclosure in the valuation risk section regarding the benefits and expertise of using certain service providers, and instead limit the disclosure to discussing the risks.

The Fund has removed the above-described disclosure regarding the benefits and expertise of using certain service providers and as included further disclosure on page 10 of the Revised Registration Statement under the heading “Valuation Risks.”

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SEC Section 17 Comments

55.

Under “Procedures with Respect to Review and Approval of Related Person Transactions”, the Fund’s Form N-2 states that transactions between the Fund and persons related to the Manager will be approved by the Board if the proposed transaction meets or exceeds the best interest of the Fund criteria detailed in the Manager’s policies and procedures, and, if not initially recognized as a related person transaction, will be presented to the Board for review and potential ratification at the Board’s next regularly scheduled meeting. Please explain how this process is consistent with section 17 of the 1940 Act (and the applicable rules thereunder). In this regard, we note that section 17 (and the applicable rules thereunder) explicitly prohibits affiliated persons (and affiliated persons of affiliated persons) from engaging in certain principal transactions and in joint transactions with the Fund and from accepting compensation for acting as an agent or broker of the Fund, except under certain limited circumstances. If you believe that the affiliate can rely on any rules, no-action or other relief issued by the staff or the Commission please cite the relief upon which you can rely and describe any similarities and differences between the relief upon which you believe you can rely and the transactions at issue in this case. Indicate why you believe that you can rely on the relief in light of any differences.

The Services

Please see our revised Form N-2 disclosures on pages 3, 12, 20, 33, 40, A-4, and A-6. The transactions referenced in the Form N-2 relate to the provision of permissible “Services” to the Fund by affiliated persons of the Manager, and not to “principal transactions (including “cross-trades”),” “participating in any joint enterprises,” or other “joint arrangements” with a registered fund which are potentially prohibited by Section 17 of the Investment Company Act, and which are further described below.

The Manager intends to engage certain affiliates (“Service Providers”) to provide the below services. In the future, however, the Fund reserves the right to engage the Service Providers directly, subject to Board approval in accordance with the requirements of Section 15(c) of the Investment Company Act:

•	Mortality Contract Servicing: Each Mortality Contract owned by the Fund requires servicing while held. Mortality Contract Servicing includes:

•

Titling. (i) Preparing an “Authorization to Release Policy Information” form to transfer ownership of and beneficiary rights to the Mortality Contract’s benefits to the Fund, (ii) obtaining Fund and insured’s execution of such form, (iii) filing the completed form with the issuing life insurer, (iv) obtaining acknowledgment from the issuing life insurer of receipt of such form, (v) delivering to the named insured a copy of the acknowledgement from the issuing life insurer, and (vi) instructing the issuing life insurer to deliver all future notices and other communications in respect of such Covered Policy to the Servicer.

•

Recordkeeping. With respect to each of the Fund’s Mortality Contracts and Annuity Contracts (each, a “Covered Policy”), the Servicer is required to maintain accurate and current records of the information supplied to it in the related “Insurance Policy File,” as well as any other information that is received by the Servicer in connection with its performance of the Services; the Servicer is required to maintain a Portfolio Database which includes all information and data with respect to each Covered Policy.

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•

Policy Illustrations. The Servicer will annually, proximate to the anniversary date of the issuance of each Covered Policy, arrange for the delivery of a new in-force policy illustration in respect of such Covered Policy with a Premium Payment Schedule setting forth the minimum level Premiums to keep such Covered Policy in force until the insured’s 100th birthday or such other date specified by the Fund (the “Premium Payment Schedule”).

•	Monthly Status Checks; Payments of Premiums; Premium Optimization.

•

On a monthly basis, the Servicer (i) will verify with the Issuing Insurance Company of each Covered Policy that such Covered Policy is in force, has not lapsed and is not in a state of default or grace (or notify the Fund to the contrary), and (ii) provide the Fund with the Premium Payment Schedules for each Covered Policy that has a premium payment due during that month.

•

Within ten (10) business days after the date upon which the Fund pays the Premiums with respect to a Covered Policy, the Servicer will confirm with the related Issuing Insurance Company that such payment was received in full and credited correctly by such Issuing Insurance Company to such Covered Policy (or inform the Fund to the contrary).

•

Initially and then annually (on an as needed basis as applicable for the Covered Policy), the Servicer will, in consultation with the Manager, determine, an optimal Premium Payment Schedule based on the projected minimum cost of insurance.

•

Monitoring and Tracking of named insureds. The Servicer will during the term of each Covered Policy monitor the status of each named insured, in each case in compliance with any restriction imposed by any applicable law.

•

Procurement of Updated Medical Records, HIPAAs and Life Expectancy Reports. The Servicer will annually, proximate to the anniversary date of the issuance of each Covered Policy, (i) determine applicable doctors and obtain updated medical information of the underlying named insured of such Covered Policy to the extent permissible by applicable law and if updated HIPAA authorization forms or other medical information releases are needed, the Servicer shall use good faith efforts to have such forms executed by the named insureds, and (ii) obtain on behalf of the Fund life expectancy reports prepared by any life expectancy provider that the Fund or the Manager requests.

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•

Claims Filing. Promptly upon the Servicer having knowledge of the death of the named insured of a Covered Policy, the Servicer shall notify Fund and the Manager and take all appropriate actions to cause the death benefit under the applicable Covered Policy to be paid to the Fund.

•

Reporting. The Servicer shall provide to the Fund (with a copy to the Manager) monthly reports on (i) premiums due for Mortality Contracts, (ii) policy and annuity status and values, (iii) Mortality Contract grace status, (iv) Mortality Contract death claim status, and (v) mortality tracking.

The Mortality Contract Servicing Agreement will be filed as a material contract Exhibit to Form N-2.

•

Valuation Services: The Fund has engaged ABL Technologies, LLC (“ABL Technologies”) to provide a historical dataset and valuation tools to be used for the benefit of the Fund. Prior to purchase and periodically during the time that Longevity Assets are held by the Fund, the Manager’s investment committee and accounting committee shall access ABL Technologies’ services as necessary to determine whether to purchase, sell or hold a Longevity Asset, and to determine the fair value of each Longevity Asset. The Manager will use this valuation information to (i) determine whether on behalf of the Fund to buy, hold or sell Mortality Contracts and if applicable any related Annuity Contract, and (ii) determine the fair value of Mortality Contracts as partial basis for the Manager’s calculation of the Fund’s (x) the aggregate and per share “Net Asset Value” which will be used to determine the sale and repurchase price for Fund shares, and (y) the aggregate Asset Under Management value used to determine the Manager compensation. The Valuation Service Agreement will be filed as a material contract Exhibit to Form N-2.

Applicable Laws – Section 17 and related Rules

In its comment above, we believe the Staff is referencing the following Investment Company Act sections and rules thereunder which contain various provisions (e.g., Section 17(a) and Rule 17d-1 for registered funds) that generally prohibit affiliated persons of a registered investment company, and affiliated persons of such persons, from engaging in any principal transaction, or participating in any joint enterprise or other joint arrangement, with a registered fund. Specifically:

•

Section 17(a) generally prohibits a registered fund from purchasing securities from or selling securities to an affiliated person of its investment adviser (including private investment funds managed by the registered fund’s investment adviser). Such transactions are permitted by Rule 17a-7 under the Investment Company Act, subject to certain conditions, in the case of securities for which market quotations are readily available if the registered fund is affiliated with the other party to the

May 24, 2024

transaction solely by reason of having the same investment adviser (or an affiliated adviser) or having common directors and/or common officers. Rule 17a-7 may not be available to permit cross-trades between a registered fund and a private fund where the funds are affiliated as a result of the adviser of the fund serving as general partner or owning 5% or more of the interests in the private fund.

•

The provisions of Rule 17d-1 prohibiting joint enterprises need to be considered in connection with the purchase or sale of privately offered securities where both a regulated fund and any of its affiliated persons (including other funds) are purchasing or selling the same securities (or securities of the same issuer).

•

Section 17(e)(1) of the Investment Company Act generally makes it unlawful for any affiliate of a registered fund to accept from any source any compensation for acting as agent in connection with the purchase or sale of any property to or for the registered fund, except in the course of its business as an underwriter or broker.

•

Section 17(e)(2) of the Investment Company Act and Rule 17e-1 thereunder permit the payment of commissions to an affiliated broker-dealer to effect securities transactions on an agency basis, subject to a condition that the commissions paid to the affiliated broker not exceed the “usual and customary” broker’s commission;

•

Because of the prohibition of Section 17(e)(1), the adviser of a registered fund (which is deemed to be acting as the fund’s agent in placing brokerage orders) may not use the registered fund’s brokerage commissions to obtain any service or other benefit other than research services falling within the safe harbor of Section 28(e) of the Securities Exchange Act of 1934, as amended.

We do not believe any of the foregoing Section 17 of the Investment Company Act or the applicable rules thereunder are impacted by the proposed Services. Moreover, we confirm that the Fund will not enter into any principal or cross-trades with any affiliate of the Manager.

Applicable Law – Rule 38a-1

Because the Services referenced above may involve conflicts of interest between the Fund and the affiliated service providers, the Fund has developed policies and procedures pursuant to Rule 38a-1 to address these concerns. Rule 38a-1 of the Investment Company Act requires the Board, including a majority of its Independent Trustees, to approve the Fund’s compliance procedures, which must include provisions to oversee compliance by its service providers. The Board must base its approval of the Fund’s compliance procedures on a finding that such procedures are reasonably designed to prevent a violation of applicable federal securities laws by the Fund and its service providers.

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•

When approving an unaffiliated service provider’s compliance procedures (e.g., the distributor) the Board may rely on a third-party report in making its evaluation of whether to approve the procedures as long as the report (i) describes the service provider’s compliance program as it relates to the types of services provided to the Fund, (ii) discusses the types of compliance risks to the Fund based on the nature of the service provider’s services to the Fund, and (iii) assesses the adequacy of the service provider’s internal compliance controls. The third-party report must describe the service provider’s compliance program as it relates to the types of services provided to the fund, discuss the types of compliance risks material to the fund, and assess the adequacy of the service provider’s compliance controls.

•

When approving an affiliated service provider’s compliance procedures the Board, either directly or by leveraging the Fund’s compliance function, must review the affiliated service provider’s policies and procedures for compliance with the foregoing requirements.

•

In an effort to reduce redundancy, the Fund may adopt one set of compliance procedures for all of its service providers, including affiliated service providers. Rule 38a-1 provides the Fund with the flexibility to determine which of its affiliated service providers should be covered by its compliance procedures.

Fund Compliance Program

The Fund and the Manager’s compliance program for Affiliate and Affiliated Transactions provide as follows:

“4.	AFFILIATED AND AFFILIATE TRANSACTIONS

Policy: The Manager shall disclose and the Board shall determine the permissibility of any possible service arrangements with the Manager’s Affiliates. The Manager and Board seek to avoid any situation that may create an actual, apparent or potential conflict of interest with its Clients. The Fund will not enter into any Affiliate transactions (e.g., principal trades, cross-trades or joint enterprises) with the Manager or its affiliates, nor will the Manager engage an Affiliate to provide any brokerage services to the Fund.

Procedure: The CCO is responsible to ensure that all transactions with Affiliates comply with Applicable Law, including the requirements of Rule 38a-1 under the Investment Company Act, and that any actual or potential conflicts of interest resulting therefrom are disclosed in the Manager’s Form ADV Part 2A. Before engaging in any affiliated transactions (e.g., where an Affiliate is compensated by the Fund for the provision of services), the Manager will consult with the CCO, who in turn may consult with outside counsel for advice. Manager personnel shall notify the CCO in advance of any potential affiliate or affiliated transactions. Following such notification, the CCO shall review and determine whether such affiliated arrangement is permissible under Applicable Law and whether the transaction could create a material conflict of interest.

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If the CCO determines that a proposed affiliated arrangement is appropriate from a conflicts of interest perspective and permissible under Applicable Law, the CCO shall:

•

Reporting. Report the proposed activity to the Board for review and potential approval prior to engaging in such transaction. Board approval will require the affirmative consent of a majority of the Trustees and a majority of the Independent Trustees. The approval must be based on a finding by the Board and Independent Trustees that the policies and procedures of the Affiliated service provider are reasonably designed to prevent violation of the Federal Securities Laws;

•

Analysis. Prepare for the Board a report stating why the Manager believes (i) such activity to be permissible under Applicable Law, (ii) in the best interest of the Fund, (iii) whether or not the Fund could obtain such services on equal or better terms from unaffiliated parties (in this context, the CCO shall provide an analysis of comparable providers and pricing for such products or services in accordance with Section 15(c) of the Investment Company Act), and (iv) review the affiliated service provider’s policies and procedures for compliance with Applicable Law;

•	Procedures. If the Board approves the affiliated activity, the CCO shall:

•	prior to commencement of the services, develop policies and procedures reasonably designed to provide that the agreement and services thereunder will continue to comply with Applicable Law;

•	promptly amend the Form ADV Part 2A to disclose such affiliated arrangement;

•

prepare and deliver to the Board in advance of each Board quarterly meeting, the CCO’s analysis of (i) the transactions accomplished under such approved affiliate service contracts and (ii) their compliance with Rules 10f-3, 17a-7, and 17e-1, as applicable; and

•	annually, review and report to the Board the adequacy of the policies and procedures of the affiliated service providers;

•

Undue influence prohibited. No officer, director, or employee of the Fund, its investment adviser, or principal underwriter, or any person acting under such person’s direction may directly or indirectly take any action to coerce, manipulate, mislead, or fraudulently influence the CCO in the performance of his or her duties under this Policy.

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•	Recordkeeping. The Fund must maintain:

•

Copies of the policies and procedures adopted by the Fund pursuant to Procedures that are then in effect, or had been in effect within the past five years, the first two years in an easily accessible place; and

•

Copies of materials and written materials provided to the Board in connection with their approval affiliated transactions for at least five years after the end of the fiscal year in which the documents were provided, the first two years in an easily accessible place; andAny records documenting the Fund’s annual review of the affiliated transactions and effectiveness of related policies and procedures for at least five years after the end of the fiscal year in which the annual review was conducted, the first two years in an easily accessible place.

a.

Provide an organizational chart identifying related entities of the Fund and Manager, including, but not limited to the following entities: Abacus Life, Inc., Abacus Settlements, LLC, Longevity Market Assets, LLC, ABL Technologies, and Lapetus Solutions.

Please see attached Exhibit A for the organizational chart.

b.	Explain the nature of the relationships between the aforementioned entities, including any affiliations or control relationships as defined under the 1940 Act.

Abacus Life, Inc. owns 100% of the equity interests of each of Abacus Settlements, LLC, Longevity Market Assets, LLC, ABL Technologies, LLC, and ABL Wealth Advisors, LLC. Lapetus Solutions is not owned or controlled by, or affiliated with, any Abacus Group member.

c.

Explain whether Abacus Life, Inc., Abacus Settlements, LLC, Longevity Market Assets, LLC, the Fund, and the Manager are potentially purchasing and selling similar Longevity Assets and whether these entities are competing against one another for the purchase and sale of similar types of assets.

In the event the Board determines that an asset is suitable for purchase by the Fund and another client or an Affiliated person, the Manager shall evaluate (i) the suitability of the asset for the Fund, (ii) the Fund’s available liquidity to acquire the asset, and (iii) other factors from the valuation policy such as concentration in the issuer, etc., and in each case determine the best possible price that the client would be willing to offer. The Manager will then escalate its “best price” to an “above the wall” personnel who will review the independent price of each potential purchaser in the Abacus Group to determine which

May 24, 2024

entity will have the best opportunity to acquire the asset in the open market; the above the wall supervisor will then direct the opportunity to pursue a transaction for the asset to the Affiliated entity with the best opportunity to acquire the asset. In the event that multiple Affiliated entities would have an equivalent opportunity to acquire the asset, the above the wall supervisor shall implement a rotational system designed to ensure fair allocation between the Affiliated entities over time.

In addition, the Fund intends to invest primarily in Mortality Contracts in the tertiary market (i.e., those life settlement policies which have previously been acquired by an investor after the sale by the original owner and are being traded between investor entities). Abacus Settlements, LLC focuses primarily on transactions of Mortality Contracts in the secondary market (i.e., purchases of life settlement policies directly from the original owners). Given the focus on different origination channels, the Manager expects there to be minimal competition within the Abacus Group for the acquisition of Mortality Contracts.

d.

Confirm that the Fund will not enter any transactions with either Abacus Life or LMA (or any other affiliate), or otherwise explain how any such transaction would be permissible under sections 17(a) and/or 17(d) and the rules thereunder as indicated above.

Confirmed. Please see our response to Comment 54 above for details of all proposed transactions with affiliated service providers. There are no other affiliated services or transactions with affiliates contemplated by the Fund.

56.

Regarding your response to Comment 7, in the letter to me dated March 11, 2024, you state that “[t]he Manager confirms that its affiliates will not charge any broker fees with respect to purchase and sale transactions to which the Fund is a party.” However, you also state that “the Fund is permitted to pay certain affiliates, including Abacus Settlements, and unaffiliated third parties,… [Life Insurance Underwriting Fees]… as part of the purchase price of Longevity Assets.”

a.

Please explain in more detail the role of Abacus Settlements and other affiliates in the purchase from and sale to the Fund of Longevity Assets. Please explain to us how such role relates to the compensation paid to such affiliates. In particular, please explain (if true):

i.	Why you believe that Abacus Settlements and other affiliates are not acting as agents for the purchase or sale of Longevity Assets to or for the Fund; and

ii.

If we determine that Abacus Settlements and other affiliates are acting as agents for the purchase or sale of Longevity Assets to or for the Fund, why you believe that the Life Insurance Underwriting Fees are not compensation accepted by an affiliated person of the Fund, acting as agent, for such purchase and sale within the meaning of section 17(e)(1) of the 1940 Act.

Please see the revisions to the Form N-2 on page 40 which confirms that Abacus Settlements, LLC and its affiliates will not enter into purchase or sales transactions with the Fund. The Fund will only pay affiliates of the Manager compensation in connection with the Services described in Comment 54 above.

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b.

You also state that “because the Life Insurance Underwriting Fees are embedded in the price of the Longevity Assets, we believe they are being paid as part of the overall price of the Longevity Assets, rather than for the purchase of property by the Fund, and therefore do not implicate Section 17(e)(1).” Please explain the meaning of this statement. In particular, why is part of the purchase price being paid to Abacus Settlements and other affiliates?

Please see the revisions to the Form N-2 on page 40 which confirms that Abacus Settlements, LLC and its affiliates will not enter into purchase or sales transactions with the Fund, and the Fund will not pay any Life Insurance Underwriting Fees to any affiliate of the Manager. The Fund will only pay affiliates of the Manager compensation in connection with the Services described in Comment 54 above.

Will Abacus Settlements and other affiliates actually or effectively be purchasing Longevity Assets from and/or selling Longevity Assets to the Fund as principal?

No, the Fund will not participate in any principal or cross-trades with either a first or second tier affiliate.

Please explain to us why this payment does not implicate section 17(a)? Cf. Protecting Investors: A Half Century of Investment Company Regulation, prepared by the SEC Division of Investment Management, at 486 (May 1992) (“Investment companies may not engage in riskless principal transactions with their affiliates, because such transactions involve the purchase or sale of securities by an affiliate acting as principal and are prohibited under section 17(a).”)

As noted in our response to Comment 54 above, the servicing fees paid to affiliates do not involve principal transactions.

57.

Regarding your response to Comment 8, in the letter to me dated March 11, 2024, please state whether or not “escrow funds . . . are required by the state regulators as part of the contract purchase process” for Longevity Assets as stated in your December 19, 2023 comment response letter. If escrow funds are required or utilized, please tell us who will hold such funds.

We confirm that state life settlement laws require that payment of the purchase price and the Mortality Contract be processed through escrow during the purchase and sale process. Wilmington Trust N.A. and Bank of Utah (together, “Escrow Agents”) are utilized as the escrow agents with respect to these transactions. If escrow funds are required or utilized under applicable state life settlement laws in connection with the Fund’s acquisition of Mortality Contracts, the Escrow Agents will hold such funds.

58.	Form ADV discloses that ABL Wealth Advisors changed its name to Longevity Wealth Advisors. If accurate, please revise the disclosure to reflect this change.

We note that Longevity Wealth Advisors, LLC changed its name to ABL Wealth Advisors, LLC on its most recent Form ADV filing (please see Item 1.A of Part 1A of ABL Wealth Advisors, LLC’s Form ADV). ABL Wealth Advisors, LLC is the correct name for the registered investment adviser.

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59.

We note that Mary Beth Schulte is disclosed as an independent trustee of the Fund and that she is also an independent director of Abacus Life, Inc. Considering this relationship, please disclose any conflicts of interest her dual role presents and tell us how such conflicts will be addressed.

The Fund has removed Mary Beth Schulte as a trustee of the Fund. The Fund is currently considering alternative trustees to serve as an Independent Trustee of the Fund and will appoint a new Independent Trustee prior to going effective.

60.

We note that Abacus Life, Inc., which controls the Fund’s adviser and sponsor, is invested significantly in life settlement policies. See Abacus Life, Inc., Prospectus, filed February 13, 2024, Condensed Consolidated Balance Sheets as of September 30, 2023 and December 31, 2022. Please tell us the percentage of life settlement policies held by Abacus Life, Inc. that would be considered securities under the analysis provided to us in your November 2, 2023 comment response letter (e.g., derivative instruments, investments in other investment companies and variable mortality contracts and annuity products).

The public company, Abacus Life, Inc., invests solely in fixed life settlement policies (i.e., non-variable life settlement policies). As described in the N-2 filing, fixed life settlement policies are not securities. As such, Abacus Life, Inc. does not currently, and does not intend to in the future, invest in any Mortality Contracts that would be considered securities under the analysis provided in our November 2, 2023 response letter.

Accounting Comments to March 11, 2024 Comment Response Letter

61.

With regard to comment and response number one in the March 11, 2024 response letter, please explain how this presentation aligns with Regulation S-X 12-12 that requires each issue be listed separately or 12-13 that requires a description of each investment that includes information sufficient for a user of financial information to understand the nature and terms of the investment.

The general policy information including the policy type (which is the description of each Mortality Contract) and valuation is standard in the life settlement industry. The Manager will also include the carrier and policy face value to provide additional input per Mortality Contract which aligns with Regulation S-X 12-12 and 12-13. The Fund intends to list both a portfolio summary and individual per Mortality Contract data, as noted in our response to Comment 41 above.

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62.

With regard to comment and response number nine in the March 11, 2024 Comment Response Letter, with respect to the accounting treatment of offering costs, please provide an analysis with reference to the guidance in FASB ASC 946.

The Fund is a continuously offered, non-diversified, closed-end investment company that will operate as an interval fund. As such, and consistent with the guidance provided in ASC 946-20-25-6, the Fund is permitted to, and intends to, defer offering costs and amortize such offering costs over twelve months on a straight-line basis starting from the commencement of the Fund’s operations. With respect to distribution costs, the Fund will defer and amortize direct costs over a twelve month period using the same straight-line amortization method as described for offering expenses, and indirect distribution costs will be charged as expenses when incurred, consistent with ASC 946-720-25-4. Pursuant to FASB 946, the Fund is required to make premium payments on all Longevity Assets for the duration held (e.g., until maturity or disposition of Mortality Contracts and Annuity Contracts).

Pursuant to FASB 946-325-30-1, the Fund will initially value its “other” investments (e.g., Mortality Contracts) at their transaction price. The transaction price shall include commissions and other charges that are part of the purchase transaction. On the next valuation, generally the end of the next business day, the Fund will revalue its “other” investment assets at fair value, which for Mortality Contracts is expected to be higher than the transaction price. This valuation methodology is consistent with the Fund’s capping of the value of Longevity Assets for calculation of the management fee (the “AUM”) at the transaction price, and to increase the value of the Mortality Contracts for purposes of calculating NAV. If the fair value of an asset is written down for purposes of NAV, the AUM will also be concurrently, and consistently written down.

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Please contact me at (312) 443-0337 or Jerry Francese at (212) 912-2744 with any questions or further comments regarding the Fund’s responses to your comments.

Sincerely,

/s/ Thomas V. Bohac, Jr.

Thomas V. Bohac Jr.

Locke Lord LLP

cc: Jay Jackson, ABL Longevity Growth and Income Fund

May 24, 2024

Exhibit A

Exhibit A

Organizational Chart